AEM SPA

02 DEC 11 9:25

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/612/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02069066

December 9, 2002

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed an extended summary in English of the Minutes of Aem Shareholders Ordinary Meeting held on October 28, 2002.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM S.p.A.

MINUTES OF THE ORDINARY MEETING

OCTOBER 28, 2002

On this, the twentyeighth day of October, 2002, the Ordinary Meeting of AEM S.p.A. is held, on first call, in Milan, at Via Pantano n. 9, at the Auditorium of Assolombarda Congress Center, at hours 10.02 a.m..

The Meeting is chaired by Mr. Giuliano Zuccoli, in his quality of Chairman of AEM S.p.A. Board of Directors, pursuant to article 13 of by-laws.

The meeting shall be attended by the following Messrs.:

- Gianni Castelli, Giulio Del Ninno, Paolo Oberti, Francesco Randazzo and Aldo Scarselli, as members of the Board of Directors;
- Luigi Carlo Spadacini - as Chairman of the Board of Statutory Auditors -, Alfredo Fossati e Uberto Zucchini, as regular auditors.

Mrs. Renata Mariella is appointed as secretary of the Meeting and shall draw up the minutes of the meeting.

The Chairman acknowledges that the shareholders' ordinary meeting has been duly called on first call, to be held on this day and in this place, at hours 10.00 a.m, in accordance with law and by-laws, in order to resolve upon the following

Agenda

1. Disclosure to the shareholders of the Company's trend and programmes, pursuant to article 12, second paragraph, of the by-laws.

The Chairman acknowledges that, as to the sole issue in the Agenda, the fulfillments provided for by the rules and regulations currently in force have been regularly accomplished.

The Chairman declares that the meeting on first call is validly constituted in accordance with law and by-laws, since the meeting itself is attended by 24 shareholders representing - personally or by proxy - 1,179,754,330.- ordinary shares, equal to 65.54% of the 1,800,047,400. (onebillion eighthundredmillionfortyseventhousandandfourhundred) ordinary shares with a par value of Euro 0.52 each and that represent the share capital of Euro 936.024.648,00.- (ninehundredandthirtysixmilliontwentyfourthousandsixhundredandfortyeight).

The Chairman informs that, according to the results of the shareholders' book and taking into account the updates related to this meeting, the notices received pursuant to article 120 of Legislative Decree n. 58/98 and the other information that are at disposal, the people who prove to be, directly or indirectly, holders of shares to an extent greater than 2% of the share capital subscribed and paid up are the following ones:

Shareholders	**Number of Ordinary shares**	**% on the share capital**
MILAN MUNICIPALITY - DIRECTLY - INDIRECTLY, through METROPOLITANA MILANESE S.P.A. *FOR A TOTAL NUMBER OF*	 917,976,774 47,400 **918,024,174**	 50.997% 0.003% **51%**
MOTOR COLUMBUS AG, indirectly, through AAR E TICINO SA DI ELETTRICITA' (ATEL)	**92,352,550**	**5.130%**

ITALENERGIA BIS S.P.A., indirectly, through EDISON S.P.A.	**91,807,000**	**5.100%**

The Chairman declares not to be informed of the existence of some shareholders' agreements ex article 122 of Legislative Decree n° 58/1998 having as an object the company's shares and however notified pursuant to article 9 of the by-laws.

* * *

1. Disclosure to the shareholders of the Company's trend and programmes, pursuant to article 12, second paragraph, of the by-laws.

The Chairman points out that the issue in the agenda is originated from by-laws provisions and not by law rules; therefore, no vote has to be given by the meeting.

Then, the Chairman proceeds to read the economic, income and financial report - referred to by pages 11 through 16 of the half-year report -, as well as the relevant events subsequent to the half-year closing.

Mr. Caldirola - holding 10,300.- shares - would be reassured about the company management and asks for the following:
- if AEM carries out the auditing of purchases; if procedures for the purchases, as well as quality controls on goods and services purchased by AEM are implemented within the company, and who is responsible for carrying out such controls;
- as to labour cost, what is intended by "research for the processes' efficiency", which are the "outsourcing transactions", which kind of personnel training is carried out;
- how the AEM's employees training is carried out, with particular reference to the relevant costs.

Then, Mr. Valerio takes the floor as representative of the shareholder CHERVIL POWER HOLDING S.A. - holding 36 million shares - and, first of all, asks for the reasons why the criterion

for evaluating the shareholding held in Electrone S.p.A. was changed (passing from net assets to proportional consolidation), as well as for the possible developments of such a company. Moreover, he asks which were the components mostly affecting the decrease in the net operating results.

Mr. Buzzi - holding 5,000.- shares - believes that a more accurate investigation on the actual extent of pollution and on the sources mostly responsible therefor would allow to better know the relevant composition and distribution, and this would enable to implement more driven and effective interventions.

Mr. Rizzo takes the floor as representative of the shareholder Faoro - holding 1,000.- shares - and asks for the following: if AEM is the one who has to propose the appointment of Fastweb's new chairman, pursuant to the shareholders' agreements; if AEM proposed its candidate according to the terms provided for by the shareholders' agreements; who was proposed as candidate and on the basis of which considerations; if AEM is interested in selling the shareholding held in Fastweb, at which price and by which terms.
Moreover, he asks if all the possible conflict of interests were solved and, should AEM fully go out of Fastweb - in order to concentrate itself in Metroweb -, which may be the situation of the agreements entered into between Fastweb and Metroweb.
Finally, he asks for information related to purchasing the Facility Management company.

Mr. Strazzi - holding 200,000.- shares - asks why AEM does not quote Fatsweb on the stock exchange; and if the shareholders' agreements entered into with e.Biscom were approved by any meeting of AEM, given that they involve a divestiture and some acquisitions.

Then, the Chairman takes the floor in order to reply.

As to the procedures for purchases and bids, the Chairman points out that - in certain ways - AEM is deemed to be subject to public law, above all because - since it is a company operating in the energy sector - is subject to the rules providing for European tenders for each supply or services contract higher than Euro 400.000,00.- and contracts for works higher than Euro 5.000.000,00.-. Secondly, AEM is deemed to be a public company, because the majority is held by a public corporation, and this causes the former to be also subject to the procedures provided for by the so-

called Merloni Act related to public tenders. Therefore, the procedure for the purchases to be implemented by AEM has to comply with all the above mentioned rules: it is necessary to also point out that the company is provided with a very effective and efficient purchasing department.

As far as the quality control is concerned, the Chairman points out that AEM is provided with an internal department for quality control as to both the supply of materials to be allocated as stock, and the supply of materials to be used for the new plants. Then, also under such a profile, the company is in the forefront and is provided with all that is necessary for accurately controlling the supplies.

The Chairman also points out that the labour cost has been reducing, and, when dealing with the need of recovering efficiency, he clearly makes reference to all the organizational and management interventions which may allow to increase productivity. It is necessary to take into account that the world continues advancing and technology continues providing the businesses with more and more efficient and low-cost systems for managing the different transactions.

As far as the outsourcing transactions are concerned, they are not an instrument driven to reduce the number of employees, but to create efficiency.

The Chairman continues by pointing out that AEM has dramatically reducing the training costs, due to the policy - which the company has been implementing for the last three or four years - of amending the quantity and quality of training by correcting any past errors.

While answering the second shareholder, the Chairman points out that AEM proceeded to amend the criterion of evaluating Electrone S.p.A., at a consolidated level, because, while during the last year Electrone did not practically have any volume of business - having been established in the second half of 2000 (which justified the net-assets-based evaluation) -, during this year, the decision of consolidating it has been made, since AEM is directly involved in the management and then the fact of proceeding to an integral consolidation is deemed to be due and correct. Electrone is likely to have a quite interesting development over the next years, since it is well placed within the strategy by which AEM participated in the acquisition of Edipower.

As to AEM's operating result for 2002, the Chairman acknowledges that it has been reducing with respect to the previous year. However, he underlines that, when comparing a good year with an excellent one, the former may become a very bad one. In 2002, the gross margin has been reducing with respect to 2001 by 14 million Euro, because of lower precipitations and by 5 million Euro following a tariff amendment already provided for by the Authority, which eliminated the extraordinary accrual rewarding production to the detriment of the distributor. The further reduction in distribution margin has to be also taken into account, as well as the cancellation of an extraordinary component equal to 8.6 million Euro - from which the company benefited during the last year - due to a reassessment of the results related to the years from 1997 to 2001, but not concerning 2001.

As to the thoughts on pollution expressed by Mr. Buzzi, the Chairman points out that they are to be absolutely shared, even if the entire system is the one who has to solve such an issue, and not the individual traders.

When answering Mr. Rizzo, the Chairman shall try clariyfing - first of all - the reasons why AEM is intended to go out of Fastweb. AEM has been always believing in the industrial project of Fastweb, considered to be a strongly innovative project based on using a very widespread household appliance as television for directly contacting customer. Therefore, the meeting between AEM – which was investing for the purpose of wiring the entire city - and Mr. Scaglia - who had identified the technology which could allow using the fiber optic in order to connect television by which selling innovative services - was spontaneous. Therefore, AEM made a choice which the Chairman is still defending, that is the choice of remaining in the majority of the company holding the fiber (Metroweb) and of also participating - by a minority shareholding - in the company which would sell the services - by using fibers and wiring -, provided that Fastweb be given a well-defined geographical placing and that it be quoted on the stock exchange.
On the other hand, different events subsequently occurred, which modified the original framework. First of all, e.Biscom was quoted on the stock exchange, so causing the original industrial plan to be modified: in fact, Mr. Scaglia perceived that such an event allowed to plan a more ambitious project, to be extended within all the national territory. The other relevant event was the fact that Fastweb was not quoted on the stock exchange anymore.

At that time, a change of mind by AEM was deemed to be due. During a board of directors held on October 2001, the decision of not subscribing the second tranche of the increase in the share capital of Fastweb was made, since it was realized that the shareholding was not a strategic one anymore; on the contrary, AEM has been continuing to assign a significant importance to Metroweb, given that it may play an essential role within the future of the broadband sector, due to the fact that it is in possession of the necessary infrastructure.
It is obvious that, given the non-strategic importance of Fastweb, AEM is available to transfer the shareholding according to terms which have to be as convenient as possible.

However, AEM reserves to freely choose about the transfer, in compliance with its own interests. On the other hand, AEM has been always free in choosing and deciding as to Fastweb, in particular when choosing the candidate for chairmanship. The shareholders' agreements provide that AEM has to notify the partner e.Biscom - in written - with the name of its own candidate. AEM never indicated the first name, which appeared on newspapers a few days ago; on the contrary, it indicated the name of a private entrepreneur, Mr. Riccardo Protti, former deputy-chairman of Assolombarda. The shareholders' agreements also provide that e.Biscom has to give its consent to the shareholder suggested by AEM. Finally, such agreements provide for three sessions: should AEM suggest a first candidate, and should the latter not be appointed, AEM has the right of suggesting another candidate; should the partner e.Biscom be also contrary during the second session, a third session shall be held where the decision shall be made by the Mayor of Milan.

The Chairman remembers that he has been holding the position of chairman of Fastweb starting its establishment until a few time ago, and that, according to the shareholders' agreement, the chairman of Fastweb has no proxies, but he may solely act as legal representative. Therefore, it is clear that the candidate has not to be provided with the characteristics peculiar to a manager - since the managing director, Mr. Scaglia, is the one who is provided with the operating proxies -, but rather with those peculiar to a person capable of protecting the interests held by AEM in Fastweb, obviously in compliance with the autonomy thereof; and the fact that another Member appointed by AEM is present in Fastweb also complies with such a logic. As far as the actual choice is concerned, the Chairman points out how it was made in compliance with the procedure provided for by the shareholders' agreements and that the person appointed is provided with the characteristics proper to play such a role.

Mr. Zuccoli exclude the existence of conflicts of interests within the Board of Fastweb, and, on the other hand, he points out that such a conflict is not an abstract and indefinite situation, but a real situation which is based on specific events, and on the pursuit of particular interests diverging from the corporate ones.

As far as the agreements existing between Fastweb and Metroweb are concerned, the Chairman remembers that they are long-term agreements, as well as the agreements entered into with the other traders, and this helps to reassure them, because, should AEM fully go out of Fastweb, Metroweb and its partner AEM would be safeguarded from the contractual point of view. Moreover, the Chairman confirms that the rules followed by Metroweb when drawing up an agreement - as they have been arranged - does not create any benefit for Fastweb: all the traders are in the same conditions and it is a condition that AEM has been always imposing to Fastweb.

As to purchasing a company operating in the *facility management*, the transaction shall be executed within a few weeks. The company to be purchased is active above all in a very particular sector of the *facility management*, that is the heat management which is a consistent development of AEM's *core business*. Starting from 1997, AEM has been implementing a strategy by approaching the end customers, given that it believes that important results may be achieved only provided that it be and shall be attentive to the needs of such customers. The Italian market of heat management is characterized by the presence of a few subjects, all of them being energy traders - in most cases they are big foreign traders - and then AEM's competitors. Therefore, AEM has to duly and necessarily add an important presence in such a sector, both for protecting the sale of its own products - electricity and gas -, and for the purpose of strengthening its relationships with the end customers.

Then, the Chairman proceeds to reply to Mr. Strazzi - raising other issues as to Fastweb - in order to clarify that the Board of Directors acquired a shareholding in Fastweb wihtout asking for the authorization by the meeting, because such an acting complied with the by-laws of AEM, providing that the approval by the meeting shall be demanded as to the acquisitions to be made for an amount higher than 5% of AEM's net assets.

Therefore, the Chairman points out that AEM has been absolutely and always having as an objective the fact of quoting Fastweb on the stock exchange; unfortunately, the current situation does not allow to do so. Finally, since AEM currently holds a financial position such as not to demand for urgent re-equilibrium interventions, the Chairman points out that any transfer of the shareholding held in Fastweb shall have to be carried out without any pressure which may prejudice the valorization thereof.

As far as the expectations related to the next half-year are concerned, the Chairman points out, first of all, that the data related to the first half-year are deemed to be good. However, it is expected that 2002 shall end with satisfactory results.

Mr. Rizzo takes the floor again, in order to know the current situation of the litigation existing with Enel.

The Chairman points out that the so-called "Bersani Decree" provided that, within the municipalities where more than two distributors are operating, the distributors have to aggregate themselves. Should they fail to do so, the distribution companies controlled by the local authorities may require for Enel - as AEM did - to transfer the branches of business related to the power distribution to be carried out within such municipalities. Since Enel and AEM did not agree within the times provided for, the arbitration procedure - provided for by the above said decree - was initiated; such a procedure ended on March 31st, 2001, and deemed the value of the network to be equal to 820 billion Liras. Enel did not accept such a value and initiated a judicial proceeding. Enel has currently changed its attitude, because it believes that it is anomalous to distribute power within a city where it is not provided with any concession, and then it shall transfer the network at the value provided for by the Board of Arbitrators. However, the outstanding judicial proceeding shall be continued and AEM will ask for compensation for damages suffered due to delay in the transfer.

In connection with the request for a last clarification as to the procedure to be followed for appoiting the Chairman of Fastweb, the Chairman points out that the shareholders' agreements entered into with e.Biscom provide that, should e.Biscom not reply within 10 days, the proposal made by AEM shall be deemed as accepted. Since e.Biscom did not make any communication to AEM within such a period, Mr Protti shall be deemed as appointed.

Then, the Chairman declares the discussion ended.

Once discussed the sole issue in the agenda, the Chairman thank the participants and declared the meeting closed at hours 11.25. a.m..